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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066502

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Midpoint Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12526 High Bluff Drive, Third Floor
(No. and Street)

San Diego	CA	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carolyn Kasky 404-303-8840 ext 207
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hutchinson and Bloodgood, LLP
(Name – *if individual, state last, first, middle name*)

8954 Rio San Diego Drive, Suite 600	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 06 2006
THOMSON
FINANCIAL

SEC MAIL RECEIVED
MAR 1 2006
WASH. D.C. 160
PROCESSING SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MR 6/5

OATH OR AFFIRMATION

I, Carolyn Kasky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midpoint Financial Services, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES W. TYSON IV
MY COMMISSION EXPIRES
JAN 8 2010
FORSYTH COUNTY, GA
NOTARY PUBLIC

Carolyn J Kasky
Signature

FINOP
Title

James W. Tyson IV
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUTCHINSON and
BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

8954 Rio San Diego Dr., Ste. 600
San Diego, CA 92108
t 619.497.2415 f 619.497.2391
www.hbllp.com

Independent Auditors' Report

To the Board of Directors
Midpoint Financial Services, Inc.
San Diego, California

We have audited the accompanying statements of financial condition of Midpoint Financial Services, Inc. as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity (deficit), cash flows, and changes in subordinated borrowings for the year ended December 31, 2005 and the period from February 18, 2004 (inception) to December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midpoint Financial Services, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hutchinson and Bloodgood LLP

February 24, 2006

Midpoint Financial Services, Inc.
Statements of Financial Condition
December 31, 2005 and 2004

	2005	2004
Assets		
Current assets		
Cash and cash equivalents	$ 97,985	$ 43,422
Commissions receivable	48,640	53,150
Deferred income taxes	-	23,000
Total current assets	146,625	119,572
Furniture and equipment		
Office furniture	3,033	-
Office equipment	10,931	-
Accumulated depreciation	(4,654)	-
Total furniture and equipment, net	9,310	-
Other assets		
Security deposits	3,286	-
Total other assets	3,286	-
Total assets	$ 159,221	$ 119,572

See Independent Auditors' Report and notes to financial statements

Midpoint Financial Services, Inc.
Statements of Financial Condition
December 31, 2005 and 2004

	2005	2004
Liabilities and stockholders' equity (deficit)		
Current liabilities		
Accrued commissions payable	$ 35,765	$ 41,734
Payroll taxes payable	1,625	1,527
Due to stockholder	-	6,700
Deferred income taxes	3,800	-
Income taxes payable	25,764	800
Total current liabilities	66,954	50,761
Long-term liabilities		
Note payable to stockholder-subordinated	-	90,000
Total long-term liabilities	-	90,000
Total liabilities	66,954	140,761
Stockholders' equity (deficit)		
Common stock, no par value, 1,000,000 shares authorized, 10,000 shares issued and outstanding	10,000	10,000
Additional paid in capital	6,700	-
Retained earnings (deficit)	75,567	(31,189)
Total stockholders' equity (deficit)	92,267	(21,189)
Total liabilities and stockholders' equity (deficit)	$ 159,221	$ 119,572

See Independent Auditors' Report and notes to financial statements

Midpoint Financial Services, Inc.
Statements of Operations
For the period from February 18, 2004 (inception) through December 31, 2004
and the year ended December 31, 2005

	Year ended December 31, 2005	Inception through December 31, 2004
Commission revenue	$ 1,511,146	$ 85,470
Commission expense	623,512	41,734
Gross Profit	887,634	43,736
Operating expenses	729,114	97,125
Income (loss) before provision for income taxes	158,520	(53,389)
Provision for (benefit of) income taxes	51,764	(22,200)
Net income (loss)	$ 106,756	$ (31,189)

See Independent Auditors' Report and notes to financial statements

Midpoint Financial Services, Inc.
Statements of Stockholders' Equity (Deficit)
For the period from February 18, 2004 (inception) through December 31, 2004
and the year ended December 31, 2005

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance at inception	-	$ -	$ -	$ -	$ -
Issuance of stock for cash	10,000	10,000	-	-	10,000
Net loss	-	-	-	(31,189)	(31,189)
Balance at December 31, 2004	10,000	10,000	-	(31,189)	(21,189)
Capital contribution	-	-	6,700	-	6,700
Net income	-	-	-	106,756	106,756
Balance at December 31, 2005	10,000	$ 10,000	$ 6,700	$ 75,567	$ 92,267

See Independent Auditors' Report and notes to financial statements

Midpoint Financial Services, Inc.
Statements of Cash Flows
For the period from February 18, 2004 (inception) through December 31, 2004
and the year ended December 31, 2005

	Year ended December 31, 2005	Inception through December 31, 2004
Cash flows from operating activities:		
Net income (loss)	$ 106,756	$ (31,189)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	4,654	-
Deferred income taxes	26,800	(23,000)
(Increase) decrease in commissions receivable	(3,286)	-
(Increase) decrease in security deposits	4,510	(53,150)
Increase (decrease) in accrued commission payable	(5,969)	41,734
Increase (decrease) in payroll liabilities	98	1,527
Increase (decrease) in income tax payable	24,964	800
Net cash provided by (used in) operating activities	158,527	(63,278)
Cash flows from investing activities:		
Purchases of furniture and equipment	(13,964)	-
Net cash used in investing activities	(13,964)	-
Cash flows from financing activities:		
Proceeds from the issuance of stock	-	10,000
Proceeds from stockholder loans	-	96,700
Repayment of stockholder loans	(90,000)	-
Net cash provided by (used in) financing activities	(90,000)	106,700
Net increase in cash and cash equivalents	54,563	43,422
Cash and cash equivalents at beginning of year	43,422	-
Cash and cash equivalents at end of year	$ 97,985	$ 43,422

Supplemental disclosure of cash flow information:

Non-cash investing and financing transactions:		
Debt converted to paid in capital	$ 6,700	$ -

See Independent Auditors' Report and notes to financial statements

Midpoint Financial Services, Inc.
Statements of Changes in Subordinated Borrowings
For the period from February 18, 2004 (inception) through December 31, 2004
and the year ended December 31, 2005

	Year ended December 31, 2005	Inception through December 31, 2004
Subordinated borrowings at beginning of period	**$ 90,000**	**$ -**
Increases:		
Issuance of subordinated notes	-	90,000
Decreases:		
Payment of subordinated notes	(90,000)	$ -
Subordinated borrowings at end of period	**$ -**	$ 90,000

See Independent Auditors' Report and notes to financial statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

Midpoint Financial Services, Inc. (the Company) was incorporated on February 18, 2004. The Company is licensed by the National Association of Securities Dealers as a broker/dealer.

Accounting Policies

Use of Estimates
Preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of the statements of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the combination of the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Furniture and Equipment
Furniture and equipment are recorded at cost and are depreciated under the double declining balance method over their estimated economic useful lives generally ranging from three to seven years. Significant additions are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred.

Depreciation expense for the periods ended December 31, 2005 and 2004 was $4,654 and $0, respectively.

Revenue Recognition
The Company recognizes commission revenue on the escrow closing date of the transaction in which it relates.

Note 2. Provision For Income Taxes

Components of the provision for income taxes for the periods ended December 31, 2005 and 2004 are as follows:

		2005		2004
Federal				
Current	$	17,200	$	-
Deferred		20,000		(18,000)
State				
Current		7,764		800
Deferred		6,800		(5,000)
Total provision for (benefit of) income taxes	$	51,764	$	(22,200)

The Company's total deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004 are as follows:

		2005		2004
Total deferred tax assets	$	56,000	$	23,000
Total deferred tax liability		-		-
Net deferred tax asset (liability)	$	56,000	$	23,000

The deferred tax asset (liability) results from timing differences related to depreciation, accrued commissions receivable and payable, and a 2004 operating net loss which was completely used in 2005.

Note 3. Note Payable to Stockholder-Subordinated

In March 2004, the Company executed a $90,000 note payable with a stockholder. The note was subordinated to all claims of all other present and future creditors of the Company. Interest only payments of prime +1% were due monthly. The note was paid in November 2005 and the stockholder waived payment of interest for the period outstanding.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's net capital Rule 15c3-1, which requires the maintenance of a minimum net capital of the greater of the minimum dollar requirement of $5,000 or 6.6667% of aggregate indebtedness.

As of December 31, 2005, the Company had a net capital of $79,671 which was $74,671 in excess of its required net capital of $5,000.

Note 5. Reserve Requirements

The Company is exempt from the computation for Determination of the Reserve Requirements paragraph (k)(2)(i) of Rule 15c3-3.

Note 6. Possession or Control Requirements

The Company is exempt from submitting the Schedule of Information Relating to the Possession or Control Requirements under paragraph (k)(2)(i) of Rule 15c3-3.

Note 7. Leases

The Company leases its office space under a three year operating lease that expires January 1, 2008. Rental expense was $39,535 and $16,511 for 2005 and 2004, respectively.

Future minimum lease payments on long-term operating leases as of December 31, 2005 is as follows:

December 31,	Facility Lease
2006	$ 40,620
2007	41,838
Total minimum lease payments	$ 82,458

Midpoint Financial Services, Inc.

Supplemental Information

Midpoint Financial Services, Inc.
Schedule I - Operating Expense
For the period from February 18, 2004 (inception) through December 31, 2004
and the year ended December 31, 2005

	Year ended December 31, 2005	Inception through December 31, 2004
Operating Expense		
Salaries and wages	$ 518,481	$ 39,583
Consulting fees	42,933	17,882
Rent	39,535	16,511
Payroll taxes	33,469	3,355
Travel expenses	18,382	–
Office expenses	14,967	85
Advertising and promotion	12,273	5,000
Licenses and permits	8,903	5,400
Outside services	8,867	–
Legal and accounting	7,590	3,776
Insurance	4,717	2,755
Depreciation	4,654	–
Telephone	4,576	–
Education	2,467	–
Utilities	2,275	–
Automobile	1,913	–
Dues and subscriptions	1,211	–
Bond expense	948	745
Regulatory fees	900	–
Interest and bank charges	53	27
Conference and seminar	–	2,006
Total operating expense	$ 729,114	$ 97,125

	2005	2004
Net Capital		
Total stockholders' equity	$ 92,267	$ (21,189)
Less nonallowable assets	(12,596)	(23,000)
Plus subordinated stockholder loan	-	90,000
	$ 79,671	$ 45,811
Aggregate Indebtedness		
Total liabilities	$ 66,954	$ 50,761
Computation of Net Capital Requirement	-	-
(A) Minimum net capital based on aggregate indebtedness (6.6667% of aggregate indebtedness)	$ 4,464	$ 3,384
(B) Minimum dollar requirement per 240 15c3-1(a)(2)(vi)	$ 5,000	$ 5,000
Net capital requirement (greater of (A) or (B))	$ 5,000	$ 5,000
Reconciliation to Form X-17A-5		
Net capital as reported in Form X-17A-5 (Unaudited)	$ 96,360	$ 41,895
Audit adjustments	(16,689)	3,916
Net capital per above	$ 79,671	$ 45,811

HUTCHINSON and BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

8954 Rio San Diego Dr., Ste. 600
San Diego, CA 92108
t 619.497.2415 f 619.497.2391
www.hbllp.com

Independent Auditors' Report on Internal Accounting Control

To the Board of Directors
Midpoint Financial Services, Inc.
San Diego, California

In planning and performing our audits of the financial statements of Midpoint Financial Services, Inc. for the period from February 18, 2004 (inception) through December 31, 2005, we considered its internal control structure and accounting system in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also performed a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures as defined in 17a-5(g) (ii), (iii) and (iv) followed by the Company, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Commission Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularties in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate for the period from February 18, 2004 (inception) through December 31, 2005, to meet the Commissions's objectives.

This report is intended solely for the use of management and the Commission and should not be used for any other purpose.

Hutchinson and Bloodgood LLP

February 24, 2006

Midpoint Financial Services, Inc.

Financial Statements and Independent Auditors' Report

For the period from February 18, 2004 (inception) through December 31, 2004

and for the year ended December 31, 2005

Midpoint Financial Services, Inc.
Period from February 18, 2004 (inception) through December 31, 2004
and year ended December 31, 2005
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